SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-34068

GlaxoSmithKline Capital Inc.
(Name of registrant).

1105 North Market Street, Suite 622
Wilmington, Delaware 19801
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

NOTICE OF OPTIONAL REDEMPTION

GLAXOSMITHKLINE CAPITAL INC.
3.375% Notes Due 2023
CUSIP No: 377372AL1; ISIN: US 377372AL15* (the “Notes”)

August 16, 2022

To:	The Holders of the Notes
The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

The Notes were issued pursuant to an indenture dated as of April 6, 2004 among GlaxoSmithKline Capital Inc., a Delaware corporation, as issuer (the “Issuer”), GlaxoSmithKline plc, a public limited company incorporated and registered in England and Wales, as guarantor (the “Guarantor”) and Deutsche Bank Trust Company Americas, as trustee (as successor to Law Debenture Trust Company of New York, pursuant to an Instrument of Resignation, Appointment and Acceptance dated April 12, 2017, among the Issuer, Law Debenture Trust Company of New York and Deutsche Bank Trust Company Americas, the “Trustee”) (the “Base Indenture” and, as amended and supplemented by a first supplemental indenture, dated as of March 18, 2013, as further amended and supplemented by a second supplemental indenture, dated as of March 21, 2014, and as further amended and supplemented by a third supplemental indenture, dated as of May 15, 2018, the “Indenture”). Capitalized terms used and not defined herein have the meanings ascribed to them in the Indenture or, if not defined therein, the Notes.

NOTICE IS HEREBY GIVEN that, pursuant to Section 3.02 of the Indenture, the Issuer has elected to redeem and will redeem on August 31, 2022 (the “Redemption Date”) all of the remaining principal amount of the Notes outstanding at the Redemption Price (defined below).

The “Redemption Price” shall mean an amount equal to the greater of:

(A)	100% of the principal amount of the Notes
OR

(B)
as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes, discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.100%, plus

in either of the above cases, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Holders of the Notes will be paid the Redemption Price upon presentation and surrender of their Notes for redemption at the following addresses:

By mail or overnight courier:

Deutsche Bank Trust Company Americas
Trust and Agency Services
1 Columbus Circle, 17th Floor
Mail Stop: NYC01-1710
New York, NY 10019 USA

For Information call 1-800-735-7777

Upon receipt of funds for such purpose from the Issuer, the Trustee shall pay, in immediately available funds, the Redemption Price of such Notes to the registered Holder of all Notes outstanding, Cede & Co., the nominee for The Depository Trust Company (“DTC”), in accordance with applicable DTC procedures.

On the Redemption Date, (i) the Redemption Price will become due and payable on the Notes, (ii) unless the Issuer defaults in making payment of the Redemption Price, interest on the Notes shall cease to accrue on and after the Redemption Date and (iii) the only remaining right of the holder with respect to the Notes will be to receive payment of the Redemption Price upon surrender to the Trustee.

*No representation is made as to the correctness of the CUSIP or ISIN number either as printed on the Notes or as contained in this Notice of Redemption and the holder should rely only on the other identification numbers printed on the Notes. This CUSIP number has been assigned to this issue by Standard and Poor’s Corporation and is included solely for the convenience of the holders. Neither the Issuer, the Trustee nor the Paying Agent or any of their agents shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the bonds or as indicated in any redemption notice.

IMPORTANT TAX INFORMATION

EXISTING FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER, CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE (“IRS”) FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO A PENALTY OF $50.00 FOR FAILURE TO PROVIDE SUCH NUMBER.

Sincerely,

GLAXOSMITHKLINE CAPITAL INC.
By: Deutsche Bank Trust Company Americas, as Trustee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GlaxoSmithKline Capital Inc.

(Registrant)

Date: August 16, 2022	By:	/s/ Timothy Woodthorpe
	Name:	Timothy Woodthorpe
	Title:	Treasurer

[Signature Page – Form 6-K (Notice of Redemption)]